 QuickLinks -- Click here to rapidly navigate through this document

Exhibit 11

    WorldPages.com, Inc. and Subsidiaries

COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except share data)	2000	1999	2000	1999
Earnings Per Share:
Average number of common shares outstanding for basic computation	46,780,155	19,968,478	41,074,651	19,896,067
Diluted effect of common stock equivalents using the treasury stock method	0	0	0	0

Average number of common shares outstanding for diluted computation	46,780,155	19,968,478	41,074,651	19,896,067

Net income (loss) from continuing operations before extraordinary item	$(8,002)	$(2,181)	$(7,013)	$(2,400)
Extraordinary item—loss on early retirement of debt, net	—	—	(2,291)	—
Loss from discontinued operations, net	—	—	—	(6,189)
Loss on sale of discontinued operations, net	—	—	—	(51,800)

	$(8,002)	$(2,181)	$(9,304)	$(60,389)

Basic and diluted earnings (loss) per share from:
Continuing operations	$(.17)	$(.11)	$(.17)	$(.12)
Extraordinary item—loss on early retirement of debt, net	—	—	(.06)	—
Loss from discontinued operations, net	—	—	—	(.31)
Loss on sale of discontinued operations, net	—	—	—	(2.61)

	$(.17)	$(.11)	$(.23)	$(3.03)

Note: During the three and nine month periods ended September 30, 2000, WorldPages had common stock options, warrants and convertible debentures outstanding which could potentially dilute net income per share in the future but were excluded from the computation of diluted net income per share because the exercise price of these instruments was greater than the average market price per share for the period. Further, for the three and nine month periods ended September 30, 2000 and 1999, the assumed exercise of options and warrants was excluded from the computation of diluted earnings per share because to do so would have been anti-dilutive. At September 30, 2000, stock options, warrants and convertible debentures were outstanding resulting in the potential issuance of 5,474,914 shares.

See accompanying notes to consolidated financial statements.

16

QuickLinks

Exhibit 11